LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA
Tel. (403) 265-4077
Fax (403) 265-6410


05007227

SEC 12g3-2(b) exemption: 82-3640

Date: April 5, 2005

Update: Nithi Mountain Molybdenite Project

James W. Davis, President, is pleased to announce the commencement of the initial drilling program on the Nithi Mountain Moly Property. This diamond drilling is designed to confirm the extent of molybdenite mineralization on this prospect.

The Nithi Mountain molybdenum property is located in central British Columbia just south of the Town of Fraser Lake and east-southeast of the producing Endako Moly Mine. The property is road-accessible south of the Yellowhead Highway (Hy.16), CN Rail Line, and BC Hydro power lines.

Molybdenite occurrences on the property are hosted by the Nithi and Casey phases of the late Jurassic to early Cretaceous Francois Lake intrusive suite. These are the same intrusive phases which host molybdenum deposit at the Endako Mine.

The rock and soil geochemical results have led to the identification of the "Alpha Zone". The Alpha zone consists of a series of molybdenum occurrences trending in an east-northeast direction across the property. Molybdenite occurrences include those known from past exploration, those identified by the Geological Survey of Canada, and a number of new molybdenite showings found by the company.

Previous exploration, during the period 1965 to 1981, consisted of prospecting, geological mapping, trenching, drilling, geochemical sampling, and geophysical surveying. All of this information is currently being compiled on a GIS database. The compilation of over 1200 soil geochemical results has been finished and clearly identifies the trend of the mineralization within the Alpha Zone.

In December 2004, a helicopter-supported geophysical survey was completed on the property. The interpreted survey results for both magnetic and resistivity have been received and along with the previous geological, geochemical, and drilling data were utilized to identify targets for this initial drill program. A minimum of 1000 metres will be completed during this program.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.